FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 0-30324

Radware Ltd.
(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796 333-166673 and 333-166674).

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Extraordinary General Meeting, dated February 19, 2013.

2. Proxy Statement: Notice Of Extraordinary General Meeting of shareholders to be held on Wednesday, March 27, 2013, dated February 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

dated February 19, 2013	RADWARE LTD. By: /s/ Meir Moshe —————————————— Meir Moshe Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Radware Announces Extraordinary General Meeting, dated February 19, 2013
1.2	Notice of and Proxy Statement for Extraordinary General Meeting of shareholders to be held on Wednesday, March 27, 2013
1.3	Proxy card